UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------
                          SCHEDULE 13D

                        (Amendment No. 2)

            Under the Securities Exchange Act of 1934
                       WESTWOOD ONE, INC.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          961-815-10-7
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         April 15, 2002
     (Date of Event which Requires Filing of this Statement)

      -----------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                        Page 2 of 10 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Infinity Network Inc.
-----------------------------------------------------------------
                    I.R.S. Identification No. 52-1859471
-----------------------------------------------------------------

(2) Check the Appropriate Box if a Member of Group (See
    Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                   ----------------------------------------
Beneficially        (8)  Shared Voting Power       17,000,000*
Owned by                 ----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting                ----------------------------------------
Person              (10) Shared Dispositive Power  17,000,000*
With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 15.8%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO

-----------------------------------------------------------------



* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 3 of 10 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Infinity Media Corporation
-----------------------------------------------------------------
                    I.R.S. Identification No. 13-2766282
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group
              (See Instructions)
/  / (a)

-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power
Shares                   ----------------------------------------
Beneficially        (8)  Shared Voting Power       17,000,000*
Owned by                 ----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting                ----------------------------------------
Person              (10) Shared Dispositive Power  17,000,000*
With
-----------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting
         Person                  17,000,000*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 15.8%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------


* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 4 of 10 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Infinity Broadcasting Corporation
-----------------------------------------------------------------
                    I.R.S. Identification No. 13-4142467
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                   ----------------------------------------
Beneficially        (8)  Shared Voting Power       17,000,000*
Owned by                 ----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting                ----------------------------------------
Person              (10) Shared Dispositive Power  17,000,000*
With
-----------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting
         Person
                    17,000,000*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares     (See Instructions)
-----------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11) 15.8%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------



* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 5 of 10 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Viacom Inc.
-----------------------------------------------------------------
                    I.R.S Identification No.  04-2949533
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)

-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                   ----------------------------------------
Beneficially        (8)  Shared Voting Power       17,000,000*
Owned by                 ----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting                ----------------------------------------
Person              (10) Shared Dispositive Power  17,000,000*
With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 15.8%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------


* Includes 1,000,000 shares underlying currently exercisable warrants.

                                        Page 6 of 10 Pages


CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NAIRI, Inc.
-----------------------------------------------------------------
                    I.R.S Identification No.  04-3446887
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                   ----------------------------------------
Beneficially        (8)  Shared Voting Power       17,000,000*
Owned by                 ----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting                ----------------------------------------
Person              (10) Shared Dispositive Power  17,000,000*
With
-----------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting
         Person
                    17,000,000*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 15.8%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------

* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 7 of 10 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    National Amusements, Inc.
-----------------------------------------------------------------
                    I.R.S Identification No.  04-2261332
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Maryland
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                   ----------------------------------------
Beneficially        (8)  Shared Voting Power       17,000,000*
Owned by                 ----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting                ----------------------------------------
Person              (10) Shared Dispositive Power  17,000,000*
With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 15.8%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------


* Includes 1,000,000 shares underlying currently exercisable warrants.

                                        Page 8 of 10 Pages


 CUSIP No.     961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Sumner M. Redstone
-----------------------------------------------------------------
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       United States
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                   ----------------------------------------
Beneficially        (8)  Shared Voting Power       17,000,000*
Owned by                 ----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting                ----------------------------------------
Person              (10) Shared Dispositive Power  17,000,000*
With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 15.8%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) IN
-----------------------------------------------------------------

* Includes 1,000,000 shares underlying currently exercisable warrants.

                                       Page 9 of 10 Pages
Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 2 (the "Amendment") is filed by Infinity Network Inc. ("INI"), Infinity Media Corporation ("IMC"), Infinity Broadcasting Corporation ("IBC" or "Infinity"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone ("Mr. Redstone") (collectively, the "Reporting Persons") and amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on May 15, 2000, as amended by Amendment No. 1 filed with the SEC on March 28, 2002, with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of Westwood One, Inc., a Delaware corporation ("Westwood" or the "Issuer") with its principal executive office located at 40 West 57th Street, New York, N.Y. 10019.


Item 4.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 4 is amended as follows:

          "On April 15, 2002, Infinity and the Issuer entered into a letter agreement (the "Letter Agreement") which, subject to Issuer's shareholder authorization, extends the terms of, and makes other changes to, the following agreements between the Issuer and Infinity, each dated March 30, 1999: (i) the Management Agreement, (ii) the Registration Rights Agreement,
(iii) the Amended and Restated Representation Agreement, (iv) the Trademark License Agreement, and (v) the News Programming Agreement. The amended Management Agreement, among other things, provides for the issuance of warrants to Infinity to acquire up to 4,500,000 shares of the Issuer's Common Stock at exercise prices to be determined at future dates and subject to specified performance-based thresholds.

          "The Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth herein; however, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them."



Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------

          Item 6 is amended as follows:

          "Except as described in Item 4 above, none of the Reporting Persons have entered into or amended any existing agreement with respect to the Common Shares or other securities of the Issuer since the prior statements on Schedule 13D, or amendments thereto, that were filed by certain of the Reporting Persons and any predecessor thereof.

          "The information set forth under Item 4 above is incorporated by reference."


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------


Exhibit 1 Letter Agreement, dated as of April 15, 2002, between Westwood One, Inc. and Infinity Broadcasting Corporation, including the forms of warrant agreements attached thereto, are hereby incorporated by reference to Annex A to Issuer's Preliminary Proxy Statement filed with the Securities and Exchange Commission on April 15, 2002.

                                        Page 10 of 10 Pages

                           Signatures
                          ------------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


April 16, 2002


                                   Infinity Network, Inc.

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Infinity Media Corporation

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President

                                   Infinity Broadcasting Corporation

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
                                        Secretary


                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
                                        ----------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.
                                   By:  /s/ Sumner M. Redstone
                                        ----------------------
                                        Sumner M. Redstone
                                        Chairman and Chief
                                        Executive Officer



                                        /s/ Sumner M. Redstone
                                        ----------------------
                                         Sumner M. Redstone
                                         Individually

                       Exhibit to Amendment No. 2 to Schedule 13D

                     JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated May 15, 2000 (the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share, of Westwood One, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 28th day of March, 2002.

                                   Infinity Network, Inc.

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Infinity Media Corporation

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President

                                   Infinity Broadcasting Corporation

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
                                        Secretary


                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
                                        ----------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.
                                   By:  /s/ Sumner M. Redstone
                                        ----------------------
                                        Sumner M. Redstone
                                        Chairman and Chief
                                        Executive Officer



                                        /s/ Sumner M. Redstone
                                        ----------------------
                                         Sumner M. Redstone
                                        Individually